Mail Stop 4561

December 17, 2007

By U.S. Mail and facsimile to (937) 445-5633

William Nuti, Chief Executive Officer
NCR Corporation
1700 South Patterson Blvd.
Dayton, OH 45479

> **Re:** **NCR Corporation**
> **Definitive 14A**
> **Filed March 19, 2007**
> **File No. 001-00395**

Dear Mr. Nuti:

We have reviewed your response letter dated October 19, 2007 and have the following comments. Please respond to our comments by December 31, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your response to comment 4 of our letter dated August 21, 2007 and your conclusion that disclosure of the target levels of performance that the executive officers had to achieve in order to receive a payment under the MIP or to earn performance-based restricted stock awards is not material to an understanding of your performance-based incentive compensation plans. In support, you cite to the fact that, with respect to the MIP, the NPOI target represents the level at which you may determine that the executive officers will receive 100% of their target payments but since this is merely one point on 0%-200% continuum, the "target" level has no greater significance than any other performance level on the continuum. With respect to your long-term compensation plan, you state that disclosure of the CNOP target level is immaterial because the "specific 'target'

level (or level at which 100% of the award will vest) is of no more or less relevance than any other point along the payout continuum."

Item 402(b)(2)(v)-(vii) requires appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. This disclosure is not limited to "target" levels of performance but comprises all levels of performance under the specific performance criteria. Given that it appears you established threshold, target, and maximum performance levels as they relate to various items of corporate and/or business unit performance under the MIP and the long-term compensation plan, we would expect to see appropriate disclosure and analysis of how specific payouts were determined based on varying levels of company performance. To the extent you believe that disclosure of the range of performance levels that could generate payouts under the plans is not material for purposes of Item 402, please provide us with a detailed analysis.

2. Refer to comment 4 of our letter dated August 21, 2007. Please provide a more detailed competitive harm analysis justifying the omission of disclosure relating to the company's performance objectives. The criterion for applying the (b)(4) exemption is a reasonable showing that disclosure would cause substantial competitive harm. Such a showing is not satisfied by general statements that some harm will occur, such as those made in the third full paragraph of page 7 of your response. Please provide a more detailed analysis that specifically sets forth the manner in which competitors could use the information to obtain the competitive advantage cited in your response. As another example, for the performance objectives relating to your performance-based restricted stock awards, please provide a more descriptive response that analyzes the nexus between disclosure of the CNOP objectives and how competitors could use the disclosure to decipher changes in your business plan.

Please contact me at (202) 551-3397 with any questions.

Sincerely,

Jay E. Ingram
Attorney Advisor